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06009639

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 8/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SEC FILE NUMBER
8-16791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 AXP Financial Center
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Riordan — (612) 671-0456
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

B
PROCESSED
AUG 0 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, Mark Riordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, Inc.
December 31, 2005
With Report of Independent Registered Public Accounting Firm

Ameriprise Financial Services, Inc.

Consolidated Statement of Financial Condition

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ameriprise Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Ameriprise Financial Services, Inc. (the Company) (formerly known as American Express Financial Advisors, Inc.) as of December 31, 2005. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 3, 2006

Ameriprise Financial Services, Inc.

Consolidated Statements of Financial Condition

December 31, 2005
(In thousands, except share amount)

Assets	
Cash and cash equivalents	$527,479
Cash segregated under federal and other regulations	56,863
Available-for sale investment securities	40,097
Receivables:	
Brokerage and other fees – affiliates (net of allowance for doubtful accounts of $248)	1,762
Financial advisors and employees (net of allowance for doubtful accounts of $531)	11,647
Underwriting fees, distribution fees and other (net of allowance for doubtful accounts of $1,145)	67,469
Deferred acquisition costs	211,543
Secured demand note receivable from Parent	40,000
Land, building, equipment and software, less accumulated depreciation and amortization of $191,282	61,560
Deferred compensation	23,392
Deferred income taxes	59,304
Other assets	5,910
Total assets	$1,107,026
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates	$108,245
Field force compensation	142,480
Salaries and employee benefits	60,184
Unearned commissions	105,145
Other liabilities	216,817
Deferred income taxes	-
	632,871
Liabilities subordinated to the claims of general creditors	40,000
Stockholder's equity	434,155
Total liabilities and stockholder's equity	$1,107,026

See accompanying notes.

Notes to Consolidated Statement of Financial Condition
December 31, 2005
(In thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

Prior to August 1, 2005, the Parent was known as American Express Financial Corporation. The Parent changed its name to Ameriprise Financial, Inc. on August 1, 2005 as a consequence of the plans announced by American Express Company (American Express) on February 1, 2005, to pursue a spin-off of the businesses now being operated under the Ameriprise Financial, Inc. name. The separation from American Express was effective on September 30, 2005. As such, the Parent and its subsidiaries are no longer affiliated with American Express. The Parent and American Express are independent companies, with separate public ownership, boards of directors and management.

The Company offers advice services and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. The Company's advice services provide financial analyses addressing six basic areas of advice services: financial position, protection, investment, income tax, retirement and estate planning, and asset allocation. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties. The Company maintained a nationwide field force of 10,617 at December 31, 2005. The Company's marketing system consists primarily of its field force operating in 50 states, the District of Columbia and Puerto Rico, organized in four regions. There were 618 area offices and 30 market groups at December 31, 2005.

The financial advisors are non-employee, independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact an advisor, as well as access a wide range of proprietary and non-proprietary mutual funds.

1. Organization and Summary of Significant Accounting Policies (continued)

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant Accounting Policies

The significant accounting policies of the Company are summarized as follows:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2005, approximate current fair value.

Cash and Cash Equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), cash received from customers is held in segregated accounts and is forwarded to associated mutual funds and other affiliates on a daily basis.

Available for Sale Investment Securities: Investment securities available-for-sale are carried at fair value with unrealized gains (losses) recorded in other accumulated comprehensive income (loss) within equity, net of income tax provision (benefit). The Company does not hold investments for trading purposes.

Accounts Receivable Allowance: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors at the following rates: 35% for active financial advisors; 80% for financial advisors terminated within 12 months, and 100% for financial advisors terminated more than one year ago. The Company also reserves for fee receivables from related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility.

(In thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Deferred Acquisition Costs: Commissions and other distribution costs paid by the Company in connection with the sales of certain investment products are deferred. Such deferred acquisition costs are amortized over the estimated revenue generating lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense.

Land, Building, Equipment and Software: Land, building, equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to thirty years.

Deferred Compensation: Under the Parent's 2005 Incentive Compensation Plan and, prior to September 30, 2005, under the American Express Company's 1998 Incentive Compensation Plan, stock-based awards may be granted to employees of the Company. Generally, stocks granted to employees vest ratably over a four-year period.

Accounting Development: On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. The Company anticipates the impact of FSP FAS 115-1 and FAS 124-1 on the Company's consolidated financial condition will not be material.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections," (SFAS 154). This Statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate SFAS 154 will materially impact its consolidated financial condition upon its adoption on January 1, 2006.

2. Related Party Transactions

The Company provides various services to the Parent and certain other affiliates. The Company is compensated for these services pursuant to various agreements with the Parent and the affiliates to which services are provided. The most significant activity includes providing training and administrative support to the field force. The Company trains all new Ameriprise financial advisors. Fees for training the field force are based primarily on a cost-plus basis but are subject to modification at the discretion of the Parent. The Company assumes the costs of operating the branch field offices and shares with the affiliates the costs of compensating non-employee financial advisors. In addition, the Company acts as the introducing broker for an insurance company affiliate for which brokerage fees are charged. The Company is also the distributor for face value certificates sold through the financial advisors in the United States.

The Company is allocated certain administrative expenses by the Parent on a prorated basis.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired members of the field force. These benefit payments are deductible for tax purposes by the Company in the year paid. The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, American Enterprise Investment Services, Inc. (AEIS), which charges the Company clearing fees on a per trade basis.

The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis. These amounts do not affect the fees ultimately charged to customers.

3. Available-for-Sale Investment Securities

Available-for-sale securities consist of corporate bonds, commercial paper and common stock. At December 31, 2005, gross unrealized gains amounted to $377. There were no gross unrealized losses at December 31, 2005.

Fair value of Common Stock at December 31, 2005 was $11.

(In thousands)

The contractual maturities of such bonds and commercial paper and their related cost and fair values at December 31, 2005 are set forth below.

December 31, 2005	Amortized Cost	Estimated Fair Value
Due within 1 year	$37,216	$37,552
Due after 1 year through 5 years	2,500	2,534
Total	$39,716	$40,086

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

These securities are rated by Moody's and Standard & Poor's (S&P). Ratings on investment grade securities are presented using S&P convention, and if the two agencies' ratings differ, the lower rating is used. A summary by rating on December 31 is as follows:

Rating	2005
AAA	50%
AA	25
A	13
BBB	6
Below investment grade	6
Total	100%

4. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2005, the Company had a secured demand note collateral agreement with the Parent for $40,000. The interest-free secured demand note receivable was secured by securities with an aggregate market value of $42,640 at December 31, 2005 ($42,330 after deducting applicable valuation adjustments required by SEC Rule 15c3-1).

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The agreement has been approved by the NASD. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, estimated fair value of these financial instruments is not meaningful and has not been disclosed.

(In thousands)

5. Retirement and Stock Compensation Plans

On September 30, 2005, the Parent entered into an Employee Benefits Agreement (the EBA) with American Express that allocates certain liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters including the general treatment of outstanding American Express equity awards, certain outstanding annual and long-term incentive awards, existing deferred compensation obligations, and certain retirement and welfare benefit obligations.

The Company participates in the Ameriprise Financial Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA.

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees and financial advisors are considered to have been employees of the Parent.

The Parent expenses these benefits and allocates the expenses to its subsidiaries. The weighted average assumptions used in determining the post-retirement benefit obligation recorded as a liability by the Parent include discount rates of 5.50% and a net medical trend rate of 10.00% in 2005.

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated share of the Parent's stock-based compensation cost. Effective July 1, 2005, the Parent adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)). SFAS No. 123(R) requires entities to measure and recognize the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). In January 2003, the Parent adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), prospectively for all American Express stock options granted to the Company's employees after December 31, 2002. Substantially all stock options for which intrinsic value accounting was continued under Accounting Principles Board (APB) Opinion No. 25 were vested as of June 30, 2005.

(In thousands)

6. Net Capital Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital of $46,956, which was $46,703, in excess of the regulatory requirement.

7. Commitments, Contingencies and other Legal and Regulatory Matters

The Company leases office space and various types of equipment under noncancelable leases.

At December 31, 2005, the Company's future minimum rental commitments, which relate to branch office facilities, based upon the terms under non-cancelable operating leases were as follows:

2006	$ 32,805
2007	25,497
2008	17,102
2009	12,562
2010	8,915
Aggregate thereafter	6,127
Total	$ 103,008

The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, there were no amounts to be indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industry in which the Company operates.

Some of these proceedings are subject to uncertainties and, as such, the Company may be unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company's consolidated results of operations, financial condition or net capital.

(In thousands)

7. Commitments, Contingencies and other Legal and Regulatory Matters (continued)

In November 2002, a suit, now captioned *Haritos et al. v. American Express Financial Advisors Inc.,* was filed in the United States District Court for the District of Arizona. The suit was filed by plaintiffs who purport to represent a class of all persons that have purchased financial plans from the Company's advisors from November 1997 through July 2004. Plaintiffs allege that the sale of the plans violates the Investment Advisers Act of 1940. The suit seeks an unspecified amount of damages, rescission of the investment advisor plans and restitution of monies paid for such plans. On January 3, 2006, the Court granted the parties joint stipulation to stay the action pending the approval of the proposed settlement in the putative class action, "*In re American Express Financial Advisors Securities Litigation,*" which is described below.

In June 2004, an action captioned *John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc.*, was filed in the United States District Court for the District of Arizona. The plaintiffs allege that they are investors in several American Express mutual funds and they purport to bring the action derivatively on behalf of those funds under the 1940 Act. The plaintiffs allege that fees allegedly paid to the defendants by the funds for investment advisory and administrative services are excessive. The plaintiffs seek remedies including restitution and rescission of investment advisory and distribution agreements. The plaintiffs voluntarily agreed to transfer this case to the United States District Court for the District of Minnesota. In response to the Company's motion to dismiss the complaint, the Court dismissed one of plaintiffs' four claims and granted plaintiffs limited discovery.

In October 2005, the Company reached a comprehensive settlement, under which the Company denies any liability, regarding the consolidated securities class action lawsuit filed against the Company, its Parent, American Express and affiliates in October 2004 called "*In re American Express Financial Advisors Securities Litigation.*" The class members include individuals who purchased mutual funds in the Company's Preferred Provider Program, Select Group Program, or any similar revenue sharing program, purchased mutual funds sold under the American Express® or AXP® brand; or purchased for a fee financial plans or advice from the Company between March 10, 1999 and through the date on which a formal stipulation of settlement is signed. The settlement will be submitted to the Court for approval. Two lawsuits making similar allegations (based solely on state causes of actions) are pending in the United States District Court for the Southern District of New York: "*Beer v. American Express Company and American Express Financial Advisors*" and "*You v. American Express Company and American Express Financial Advisors.*" Plaintiffs have moved to remand the cases to state court. The Court's decision on the remand motion is pending.

7. Commitments, Contingencies and other Legal and Regulatory Matters (continued)

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. The Company has continued to receive requests for information from, and has been subject to examination by the SEC, NASD and various other regulatory agencies concerning its business activities and practices, including: sales and product or service features of, or disclosures pertaining to, financial plan and mutual funds; non–cash compensation paid to its financial advisors; supervision of its financial advisors; and sales of, or brokerage or revenue sharing practices relating to, other companies' REIT shares, mutual fund shares or other products.

Other open matters relate, among other things, to the portability (or network transferability) of RiverSource mutual funds, the suitability of product recommendations made to retail financial planning clients, and licensing matters related to sales by its financial advisors to out-of-state clients. The Company has also received a number of regulatory inquiries in connection with its notification to the regulators of the theft of a laptop computer containing certain client and financial advisor information. The Company has cooperated and will continue to cooperate with the regulators regarding their inquiries.

In 2005 the Company resolved by settlement pending matters that pre-dated the separation from American Express. On December 1, 2005, the Company announced settlement of an SEC enforcement matter involving allegations that the Company failed to adequately disclose the details of various revenue sharing programs the Company maintained in connection with sales of certain non-proprietary mutual funds and 529 college savings plans. The Company is required to develop plans of distribution with the assistance of an independent distribution consultant. The plan will address how such funds will be distributed to benefit customers that purchased the particular mutual funds from January 1, 2001 through August 31, 2004. The distribution plan will be subject to final approval by the SEC. As part of the settlements, the Company also agreed to certain undertakings regarding disclosure, compliance and training.

Additionally on December 1, 2005, the Company announced that it had reached agreement with the NASD to settle alleged violations of NASD conduct rules prohibiting directed brokerage in connection with its revenue sharing programs with certain preferred nonproprietary mutual funds.

7. Commitments, Contingencies and other Legal and Regulatory Matters (continued)

During the course of 2005 the Company reached settlements with four states in regulatory matters regarding supervisory practices, financial advisor misappropriations of customer funds, 529 plan and Class B mutual fund sales practices, incentives for the Company's branded financial advisors to sell both its proprietary mutual funds and other companies' mutual funds, the sale of proprietary mutual fund products to financial planning clients, and the matters raised in the SEC and NASD enforcement actions described above. As part of these state settlements the Company paid approximately $13.4 million total in fines and penalties and also agreed, in certain instances, to provide restitution and the Company agreed to engage an independent consultant to review of certain of its practices and policies, including certain of its sales and advice supervisory practices. One such review was delivered in January 2006, and the Company has commenced implementation of the recommended enhancements. The Company will continue to meet its obligations under these settlements throughout 2006. There are pending investigations and demands made by regulators of other states regarding matters substantially similar to those which have settled, as well as the open matters described above, and there can be no assurance that any one or more of these investigations, demands and matters will settle or otherwise conclude without a net capital.

The Company had recorded adequate reserves for these items as of December 31, 2005.

(In thousands)

8. Income Taxes

The Company files an income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had receivables from the Parent for federal income taxes of $10,402 at December 31, 2005.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2005 are as follows:

	2005
Deferred income tax assets:	
Accrued expenses	$ 39,224
Unearned revenue	36,801
Advisor retention bonus	29,422
Deferred compensation and bonuses	14,777
Leaseholds	8,397
Sales conference	4,979
Prizes and awards	1,236
Allowance for accounts receivable	673
Retirement	390
Software amortization	314
Restructuring charge	287
Other	172
Total deferred income tax assets	136,672
Deferred income tax liabilities:	
Deferred commission and acquisition costs	71,265
Accelerated depreciation	5,136
Other	967
Total deferred income tax liabilities	77,368
Net deferred income tax asset (liability)	$ 59,304

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.